UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-643

CORNING NATURAL GAS CORPORATION

(Exact name of registrant as specified in its charter)

330 W. William St.

Corning, NY 14830

(607) 936-3755

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $5.00 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[_]
Rule 12h-3(b)(1)(i)	[_]
Rule 12h-3(b)(1)(ii)	[_]
Rule 15d-6	[_]

Explanatory Note: Effective November 12, 2013, pursuant to a previously announced plan to implement a holding company structure, each outstanding share of Corning Natural Gas Corporation, a New York corporation (the "Company"), was exchanged for one share of Corning Natural Gas Holding Corporation (the "Holding Corp.") and the Company became a wholly-owned subsidiary of Holding Corp. Upon consummation of the share exchange, the Holding Corp.'s common stock was deemed to be registered under Section 12(b) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12g-3(a) promulgated thereunder. For purposes of Rule 12g-3(a), Holding Corp. is the successor issuer to the Company.

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Corning Natural Gas Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: December 12, 2013	By: /s/ Michael I. German
Michael I. German
President and Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.